

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Mark DyBul
Chief Executive Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

Re: Renovaro Biosciences Inc.
   Form 10-K for the Fiscal Year Ended June 30, 2023
   Filed October 2, 2023
   File No. 001-38758

Dear Mark DyBul:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences